EXHIBIT 22

                         SUBSIDIARIES OF THE COMPANY


    National Bank of Commerce of Mississippi, home office in Starkville, Mississippi, and incorporated under the national banking laws of the United States is a wholly-owned subsidiary of NBC Capital Corp.
National Bank of Commerce of Tuscaloosa, home office in Tuscaloosa, Alabama, is a 99.3% owned subsidiary of NBC Capital Corp. Also, included in the consolidated financial statements are subsidiaries of the National Bank of Commerce of Mississippi at December 31, 1997.
These were its wholly-owned subsidiaries, Philadelphia Finance Corporation (inactive at December 31, 1997), NBC Service Corporation, and Commerce National Insurance Company, which is a 79% owned subsidiary of NBC Service Corporation.